

S 16012977 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 N. Orange Street, #729
(No. and Street)

Wilmington	Delaware	19801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles F. Reiling (302) 250-4261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

One East Fourth Street, Suite 1200	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles F. Reiling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc. and Subsidiary, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHARLES M. SOBEL
MY COMMISSION
EXPIRES
AUGUST 25, 2016
NOTARY PUBLIC
STATE OF DELAWARE

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Coastal Equities, Inc. and Subsidiary

Wilmington, DE

We have audited the accompanying consolidated statement of financial condition of Coastal Equities, Inc. and Subsidiary (a Delaware corporation) as of December 31, 2015, and the related notes to the consolidated financial statements. This consolidated financial statement is the responsibility of Coastal Equities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coastal Equities, Inc. and Subsidiary as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

February 26, 2016

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

Coastal Equities, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2015

Assets:		
Cash and cash equivalents	$	546,887
Accounts receivable:		
Commissions		649,399
Receivable from Representitives		49,592
Receivable from affiliate		35,415
Note receivable		423,897
Prepaid expenses		61,396
Investments		24,533
Deposit with correspondent broker		28,853
Equipment and furnishings, at cost less accumulated depreciation of $31,815		40,425
	$	1,860,397
Liabilities and Stockholders' Equity:		
Commissions payable	$	740,095
Income taxes payable to parent company		54,541
Deferred Revenue		90,939
Accrued expenses		140,607
Accounts payable		61,890
Total liabilities		1,088,072
Stockholders' equity:		
Common stock, $.01 par value - Authorized 200,000 shares, Issued and outstanding 10,000 shares		100
Capital in excess of par value		679,317
Retained earnings		92,909
		772,325
	$	1,860,397

See accompanying notes to consolidated financial statements.

Public

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Coastal Equities, Inc. and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Description of business operations
The Company operates a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly-owned subsidiary, Coastal Equities Insurance Agency, Inc. that is currently dormant. It is a wholly-owned subsidiary of Orange Street Holdings, Inc. ("Orange Street").

The Company has independent brokers who operate offices in Arizona, Delaware, Georgia, Indiana, Massachusetts, Maryland, Missouri, New Jersey, New York, Ohio, Oregon, Pennsylvania, and Washington. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned and is responsible for his or her own expenses.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition
The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Cash and cash equivalents
The Company considers all bank accounts, cash accounts with our clearing agent (First Clearing), and all highly liquid debt instruments purchased with original maturities of less than three months to be cash equivalents.

Accounts receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the allowance and a credit to accounts receivable. The Company had an allowance for doubtful accounts of $3,047 as of December 31, 2015.

Investments
Investments consist of common stocks and a mutual fund and are valued at fair value. Unrealized gains and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Deferred Revenue
The Company holds an annual conference in September of each year. Monies received in advance of the conference are booked to deferred revenue until the conference is held. As of December 31, 2015 the amount of deferred revenue received for the September 2016 conference is $32,400.

The Company also receives funds from its clearing agent, First Clearing, to support recruitment of additional financial advisors. Funds received are subject to a clawback by First Clearing for four calendar quarters. The Company books funds received to deferred revenue until four calendar quarters are complete, then recognizes the amounts as revenue. As of December 31, 2105 the accumulated amount in deferred revenue $58,539.

Equipment & Furnishings
Property and equipment consist mainly of furniture, fixtures, and equipment that are stated at cost and are being depreciated over estimated useful lives of three to five years using straight-line methods.

Income taxes
As a wholly-owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street Holdings. The Company, as a wholly-owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 26, 2016, the date these financial statements were available to be issued.

2. NOTE RECEIVABLE:

The Company has a $423,897 note receivable dated June 30, 2014 from an independent registered representative. No payments have been received on the note. At December 31, 2015 the note receivable includes unpaid interest receivable of $11,450.

On December 31, 2014 the Company's relationship with this independent registered representative was terminated. Therefore, under the terms of the note, the outstanding principal and interest became immediately payable. If not paid immediately, any outstanding balance bears interest at 15% annually. Management believes this note is fully collectible.

The firm has filed an arbitration claim to enforce the promissory note. See note 9 for status of arbitration claims.

3. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

4. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value,

and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price

that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirect
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements at Reporting Date Using

	Quoted prices in active markets for identical assets (Level 1)	Total at December 31, 2015
Mutual fund	$ 24,504	$ 24,533
Common stock	29	29
	$ 24,561	$ 24,561

5. LEASE COMMITMENT:

The Company leases its main office facility in Wilmington, Delaware with monthly payments of $2,228 plus administrative charges through March 2018. The Company's future lease commitments under this lease are $33,771 for 2016 and $34,430 for 2017 and $8,608 for 2018.

6. NET CAPITAL REQUIREMENTS AND EXEMPT PROVISIONS UNDER RULE 15C3-3:

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2015, the Company's net capital requirement was $72,574. At December 31, 2015 the Company had net capital of $136,457 which was $63,883 in excess of the required amount, and aggregate indebtedness to net capital ratio

was 8 to 1.

7. RELATED PARTY TRANSACTIONS:

The Company is a wholly owned subsidiary of Orange Street. Orange Street has three other subsidiaries: Coastal Investment Advisors, Inc. ("CIA"), Coastal Risk Advisors, LLC ("CRA") and Coastal Insurance Consulting, LLC ("CIC"). CIA is 100% owned by Orange Street. CRA is 99% owned by Orange Street. CIC is 50% owned by Orange Street.

The Company purchases errors and omissions insurance from an unaffiliated insurance company through CRA. Errors and omissions insurance expense amounted to $133,330 in 2015. Prepaid errors and omissions insurance amounted to $25,371 at December 31, 2015.

During 2015, the Company paid $3,167 of miscellaneous operating expenses on behalf of CIC. CIC reimbursed the Company $3,167 for these payments. At December 31, 2015 the Company has a no receivables due from CIC.

During 2015 CEI paid $89,717 of miscellaneous operating expenses on behalf CIA. At December 31, 2015 the Company has a receivable due from CIA of $12,202 for the repayment of these expenses.

During 2015 CEI paid $11,000 of miscellaneous operating expenses on Behalf of CRA. As of December 31, 2015 the Company has a receivable due from CRA of $11,000.

During 2015, the Company paid $12,213 of operating expenses on behalf of Orange Street. At December 31, 2015 the Company has a receivable due from Orange Street of $12,213 for the repayment of these expenses.

8. LITIGATION

The Company is a co-respondent in an arbitration matter filed by a customer of the firm. The claimant seeks damages of $155,000 against the respondents. The theory of the claim against the Company is failure to supervise. A hearing with an arbitration panel is scheduled for November 2016. Management believes the allegations are without merit and intends to vigorously defend its position.

The Company is a co-respondent in an arbitration filed by a former Branch Principal of the firm. The claimant seeks damages of $3,810,000 against the respondents. Claimant alleges that the Company "undermined" his branch and set him up to fail, thereby breaching his contract with the Company. Management believes the allegations are without merit and intends to vigorously defend its position. The Company has filed a counterclaim against the Claimant to recoup its losses and two unpaid promissory notes described in note 2. The hearing has been postponed and may be rescheduled in late 2016 to early 2017.

The Company is a co-respondent in an arbitration matter filed by a customer of the firm. The claimant seeks damages of $340,664 against the respondents for the sale of life settlements in 2010. The theory of claim against the Company is failure to supervise the co-respondents business activity in this regard . Management of the Company believes the allegations are without merit and intends to vigorously defend its position.